 1-A/A LIVE 0001651765 XXXXXXXX 024-10665 Ronn Motor Group, Inc. DE 2013 0001651765 3711 47-4161960 1 0 ASU SkySong Research Building, #200 1475 N Scottsdale Road Scottsdale AZ 85257 512-470-6577 W. Scott Lawler Other 4622.00 0.00 0.00 0.00 4622.00 29272.00 0.00 84212.00 -79590.00 4622.00 0.00 0.00 0.00 -16610.00 0.00 0.00 Sadler, Gibb & Associates, LLC Common Stock 180000000 N/A N/A Class A Convertible Preferred 1 N/A N/A 0 true true false Tier2 Audited Equity (common or preferred stock) N N N Y N Y 20000000 180000000 2.50 46250000.00 3750000.00 0.00 0.00 50000000.00 0.00 To be determined 3500000.00 0.00 Sadler, Gibb & Associates, LLC 8000.00 Booth Udall Fuller, PLC 25000.00 0.00 0.00 42717000.00 true AK AL AR AZ CA CO CT DC DE FL GA HI IA ID IL IN KS KY LA MA MD ME MI MN MO MS NC ND NE NH NJ NM NV NY OH OK OR PA RI SC SD TN TX UT VA VT WA WI WV WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AK AL AR AZ CA CO CT DC DE FL GA HI IA ID IL IN KS KY LA MA MD ME MI MN MO MS NC ND NE NH NJ NM NV NY OH OK OR PA RI SC SD TN TX UT VA VT WA WI WV WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 true